ChineseInvestors.COM

411 E. Huntington Drive #107-228

Arcadia, CA 91006

July 6, 2012

Ajay Koduri, Attorney-Advisor

Kathleen Krebs, Special Counsel

U.S. Securities and Exchange Commission

Re: Withdrawal of Request for Acceleration

ChineseInvestors.Com, Inc.

File No, 333-1792012

Dear Mr. Koduri and Ms Krebs:

ChineseInvestors.com, Inc. (the "Company") hereby withdraws its request to accelerate the effective date of the above-referenced Registration Statement filed on July 5, 2012 and requests an effective date of July 6, 2012 as previously requested.

The Company acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ChineseInvestors.com, Inc.

By:	/s/ Paul Dickman
Paul Dickman
Chief Financial Officer

By:	/s/ Wei Wang
Wei Wang
Chief Executive Officer